Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-121553

May 7, 2008
KEYCORP
$750,000,000
6.500 % KeyCorp due May 14, 2013
Final Term Sheet

Issuer:	KeyCorp
Type:	Senior Medium-Term Notes, Series H
Ratings:	A2 / A- / A (Stable / Stable / Stable ) (Moody’s / S&P / Fitch)
Trade Date:	May 7, 2008
Settlement Date:	May 14, 2008 (T+5)
Maturity Date:	May 14, 2013
Par Amount:	$750,000,000
Treasury Benchmark:	UST 3.125% due 4/13
Re-offer Spread to Benchmark:	T+ 350 bp
Re-offer Yield:	6.598%
Semi-Annual Coupon:	6.500%
Public Offering Price:	99.588%
Net Proceeds to KeyCorp:	$744,285,000
Interest Payment Dates:	November 14th and May 14th
Day Count:	30/360
Minimum Denominations:	$1,000 x $1,000
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC KeyBanc Capital Markets Inc. UBS Securities LLC
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wachovia Capital Markets, LLC
CUSIP:	49326EEB5

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free 1-877-858-5407, Credit Suisse Securities (USA) LLC by calling 800-221-1037, KeyBanc Capital Markets Inc. by calling 866-227-6479, or UBS Securities LLC by calling 877-827-6444 ext. 561-3884.